FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                         For the month of november, 2003




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 HABOSEM STREET, KIRYAT MINRAV, ASHDOD, ISRAEL 77610
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F |X|     Form 40-F |_|

     This Form 6-K consists of a copy of a Press Release dated November 25, 2003 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to the Company's results for the three and nine month periods ended September 30, 2003.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            HEALTHCARE TECHNOLOGIES LTD.
                                            (Registrant)


                                            By: /S/ Daniel Kropf
                                            --------------------
                                            Daniel Kropf
                                            Chairman of the Board


Dated: November 26, 2003

FOR:            HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:        Moshe Reuveni
                C.E.O
                972-3-9229015  ext. 126

PORTFOLIOPR     Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                Tel: + 972 3 5742238
                Fax: + 972 3 5742239
                Cellular - 972 64 308081






            HEALTHCARE TECHNOLOGIES REPORTS 2003 THIRD QUARTER & NINE
                                 MONTHS RESULTS




                             -----------------------





ASHDOD, ISRAEL, November 25, 2003 --- Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced unaudited results for the third quarter and nine months ended September 30, 2003.

Revenues for the first nine months of 2003 were $11.2 million, compared to $12.2 million for the first nine months of 2002. The reduction in revenue are mainly explained with the reduction in ownership in Savyon Diagnostics Ltd. ("Savyon") to 50% ownership. Gross profit for the nine month was $4.44 million versus $4.88 million for the same period in 2002. Although reduction in revenue, operating profit for the nine month was $0.25 million compared to a loss of $(0.37) million last year. The operating profit reflects the successful structural changes that took place last year. Net profit for the period was $0.16 million, or $0.02 per share, versus a net profit of $0.76 million, or $0.10 per share for same period last year. The net profit for last year was mainly attributed to the capital gain from investment in Procognia (UK) Ltd.

Revenues for the third quarter of 2003 were $3.2 million, as compared to $4.2 million for the corresponding quarter last year. As mentioned above, the reduction related mainly with the reduction in ownership in Savyon. Third quarter gross profit was $1.3 million, as compared to $1.8 million in the third quarter of 2002. The net profit for the quarter was $0.1 million, or $0.01 per share, compared to a net profit of $ 0.3 million, or $0.04 per share for the third quarter of last year, and compared to $0.05 in the second quarter this year.

Shareholders' equity on September 30, 2003 was $4.3 million, compared to US$4.2 million on December 31, 2002. Cash and equivalents were $1.6 million. Current assets net of current liabilities as of September 30, 2003, are $3 million versus $1.9 million on December 31, 2002.

                         ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Pronto Diagnostics Ltd., Gamidagen Marketing (1979) Ltd, Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.



                         HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
         (U.S. DOLLARS IN THOUSANDS, EXCEPT LOSS PER SHARE INFORMATION)


                                                Three Months         Nine Months       Year
                                                    Ended               Ended          Ended
                                             09/30/03   09/30/02  09/30/03  09/30/02  12/31/02
                                             --------   --------  --------  --------  --------
Sales                                         $ 3,185   $ 4,166   $11,226   $12,249   $16,676
Gross profit                                  $ 1,320   $ 1,802   $ 4,443   $ 4,880   $ 6,356
Net profit                                    $    90   $   287   $   160   $   764   $   468
Profit per share                              $  0.01   $  0.04   $  0.02   $  0.10   $  0.06
Weighted average number of Shares and share
equivalents Outstanding (in Thousands)          7,644     7,644     7,644     7,644      7644

                          CONSOLIDATED BALANCE SHEET ,
                              (U.S $ IN THOUSANDS)

                                 SEPTEMBER 30,     SEPTEMBER 30,  DECEMBER 31,
                                 -------------     -------------  ------------
                                 2003              2002           2002
                                 ----              ----           ----
Cash and cash equivalents        1,589              590           1,150
Total current assets             7,694            7,025           7,852
Total current liabilities        4,955            5,112           5,981
Shareholder's equity             4,269            4,425           4,246
